August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-274189

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m., Eastern time on Friday, September 1, 2023, or as soon thereafter as is practicable.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer

8669 Research DR

Irvine, Ca 92618

p: 800 288 4659

f: 800 604 3259